                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  Genta Incorporated
                                   (Name of Issuer)

                       Common Stock, par value $.001 per share
                            (Title of Class of Securities)

                                     372 45M 20 7
                                    (CUSIP Number)

                                 Edmund H. Shea, Jr.
                                 J.F. Shea Co., Inc.
                                 655 Brea Canyon Road
                              Walnut, California  91789
                                    (909) 594-9500
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 30, 1997
                            (Date of Event Which Requires
                              Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           (Continued on following page(s))

                                  Page 1 of 10 Pages

CUSIP No. 372 45M 20 7                13D                    Page 2 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    J.F Shea Co., Inc.                                             94-153 0032
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX                                           (a) []
    IF A MEMBER OF A GROUP                                              (b) []
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                                                       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              []
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Nevada
--------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER                                          0
  SHARES      -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                  332,881
  OWNED BY    -----------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING    -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER                             332,881
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                            332,881
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       []
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.0%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 CO
--------------------------------------------------------------------------------



** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 31, 1997, J.F. Shea Co., Inc. may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 1.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.

CUSIP No. 372 45M 20 7                13D                    Page 3 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    John F. Shea
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX                                           (a) []
    IF A MEMBER OF A GROUP                                              (b) []
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                                                       00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              []
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.
-------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER                                          0
  SHARES      -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                  332,881
 OWNED BY     -----------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING    -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER                             332,881
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                            332,881
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       []
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.0%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------




** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 31, 1997, J.F. Shea may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 1.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.

CUSIP No. 372 45M 20 7                13D                    Page 4 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Edmund H. Shea, Jr.                                           ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX                                           (a) []
    IF A MEMBER OF A GROUP                                              (b) []
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                                                       00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              []
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER                                          0
  SHARES      -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                  332,881
  OWNED BY    -----------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING    -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER                             332,881
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                            332,881
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       []
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.0%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------




** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 31, 1997, Edmund H. Shea, Jr. may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 1.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.

CUSIP No. 372 45M 20 7                13D                    Page 5 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Peter O. Shea
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX                                          (a) []
    IF A MEMBER OF A GROUP                                             (b) []
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                                                       00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              []
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.
-------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER                                          0
  SHARES      -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                  332,881
 OWNED BY     -----------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING    -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER                             332,881
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                            332,881
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       []
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.0%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------




** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 31, 1997, Peter O. Shea may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 1.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.

CUSIP No. 372 45M 20 7                13D                    Page 6 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    James G. Shontere
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX                                          (a) []
    IF A MEMBER OF A GROUP                                             (b) []
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                                                       00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              []
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER                                          0
  SHARES      -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                  332,881
 OWNED BY     -----------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING    -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER                             332,881
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                           332,881
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       []
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.0%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------





** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 31, 1997, James G. Shontore may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 1.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.

CUSIP No. 372 45M 20 7                13D                    Page 7 of 10 Pages


ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D ("Schedule 13D") relates to common stock (the "Common Stock") of Genta Incorporated (the "Issuer"). Each unit (the "Unit") consists of 1,000 shares of Series D Convertible Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. Each share of Series D Convertible Preferred Stock is currently convertible into approximately 105.9603 shares of Common Stock. The issuer's principal executive office is located at 3550 General Atomics Court, Building 9, 2nd Floor, San Diego, California 92121.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by J.F. Shea Co., Inc., John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere (the "Reporting Persons"). J.F. Shea Co., Inc. ("J.F. Shea") is a corporation organized under the laws of Nevada, with a business address at 655 Brea Canyon Road, Walnut, California 91789. J.F. Shea's principal business is heavy construction and residential and commercial construction. During the past five years, J.F. Shea has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         John F. Shea is a Director and President of J.F. Shea, Edmund H.
Shea, Jr. is a Director and Vice President of J.F. Shea, Peter O. Shea is a Director and Vice President of J.F. Shea and James G. Shontere is a Director and Secretary of J.F. Shea. The business address for each of the foregoing Reporting Persons is 655 Brea Canyon Road, Walnut, California 91789. Each of Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere is a citizen of the United States. During the past five years, each of Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, J.F Shea is deemed to beneficially own 3 Units of the Issuer. The 3 Units were purchased in a private placement transaction at an aggregate cost of $300,000 on June 30, 1997 with funds provided from working capital. In no case were any funds borrowed.

CUSIP No. 372 45M 20 7                13D                    Page 8 of 10 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Units beneficially owned by J.F Shea were acquired for, and are being held for, investment purposes. J.F Shea may acquire additional Units, or dispose of some or all of the Units or convert all or some of the securities underlying the Units from time to time, or may continue to hold those Units.

         The Reporting Persons have no present plan or proposal which relates to, or would result in, any of the actions specified in clauses (a) through (j) of item 4 of the instructions to Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, J.F. Shea is deemed to be the beneficial owner of 3 Units of the Issuer. Each Unit consists of 1,000 shares of Series D Convertible Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. See, Amended Certificate of Designation of Series D Convertible Preferred Stock of Genta Incorporated and Warrant Agreement attached hereto as Exhibits A and B, respectively,and incorporated herein by reference. The Series D Convertible Preferred Stock is convertible into the number of fully paid and nonassessable shares of Common Stock of the Issuer determined by dividing the Conversion Price into $100. The Conversion Price was initially set on June 30, 1997 at $.94375 and is subject to adjustment and reset if, on June 29, 1998, the Market Price of the Common Stock of the Issuer is less than 140% of the Conversion Price. Market Price is determined as the average closing bid price of the Common Stock of the Issuer for the 20 consecutive days ending on June 29, 1998. The Conversion Price is also subject to adjustment upon the occurrence of certain events. At any time on or after June 29, 1998, the Issuer may cause the Series D Convertible Preferred Stock (unless previously converted at the option of J.F. Shea) to be converted in whole or in part, on a PRO RATA basis into Common Stock at the Conversion Price in effect at that time, if the closing bid price per share for the Common Stock exceeds 300% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending three days prior to the date of notice of conversion. The Class D Warrants are exercisable until June 29, 2002, at $.94375 per share of Common Stock of the Issuer, subject to adjustment upon the occurrence of certain events. The Class D Warrants may be redeemed by the Issuer on or after June 30, 1998 under certain conditions. Assuming conversion of the Series D Convertible Preferred Stock and exercise of the Warrants, J.F. Shea is deemed to be the beneficial owner of 332,881 shares of Common Stock. Based on the most recent information provided by the Issuer's counsel, as of July 31, 1997, there are believed to be 4,451,018 shares of the Issuer's Common Stock outstanding. Therefore, J.F. Shea is deemed to beneficially own 7.0% of the Issuer's outstanding shares of Common Stock. J.F. Shea's beneficial ownership of the Common Stock of the Issuer determined on a fully diluted basis, however, is significantly less than 5%. Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere, in their capacity as directors of J.F. Shea, share voting and dispositive power with respect to such securities and may be deemed to be the beneficial owners of such securities.

CUSIP No. 372 45M 20 7                13D                    Page 9 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT A          Amended Certificate of Designation of Series D Convertible
                   Preferred Stock

EXHIBIT B          Warrant Agreement

EXHIBIT C          Agreement - Joint Filing of Schedule 13D

CUSIP No. 372 45M 20 7                13D                    Page 10 of 10 Pages

                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  October 8, 1997                 J.F. SHEA CO., INC.
         Walnut, California
                                       By:       /s/ Edmund H. Shea, Jr.
                                          -------------------------------------
                                          Edmund H. Shea, Jr.
                                          Vice President

Date:  October 8, 1997                 JOHN F. SHEA
         Walnut, California
                                       By:       /s/ John F. Shea
                                          -------------------------------------

Date:  October 8, 1997                 EDMUND H. SHEA, JR.
         Walnut, California
                                       By:       /s/ Edmund H. Shea, Jr.
                                          -------------------------------------

Date:  October 8, 1997                 PETER O. SHEA
     Walnut, California
                                       By:       /s/ Peter O. Shea
                                          -------------------------------------

Date:  October 8, 1997                JAMES G. SHONTERE
     Walnut, California

                                       By:       /s/ James G. Shontere
                                          -------------------------------------